EXHIBIT 99.2

Telkom SA Limited

Group Interim Results

for the 6 months ended September 30, 2004

Inspiring a nation to touch tomorrow

Cautionary language concerning forward
looking statements

All statements contained herein, as well as oral statements that may be made by us or by officers, directors or employees acting on behalf of the Telkom Group, that are not statements of historical fact constitute
“forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995, specifically Section 21E of the
U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. Among the factors that could cause our actual results or outcomes to differ materially from our expectations are those risks identified under the caption “Risk Factors” contained in item three of Telkom’s most recent annual report on Form 20-F filed with the U.S. Securities Exchange Commission (“SEC”) and our other filings with the SEC, available on Telkom’s website at www.telkom.co.za/ir, including, but not limited to, increased competition in the South African fixed-line and mobile communications markets; developments in the regulatory environment; Telkom’s ability to reduce expenditure, customer non-payments, theft and bad debt; the outcome of arbitration or litigation proceedings with Telcordia Technologies Incorporated and others; general economic, political, social and legal conditions in South Africa and in other countries where Vodacom invests; fluctuations in the value of the Rand and inflation rates; our ability to retain key personnel; and other matters not yet known to us or not currently considered material by us. You should not place undue reliance on these forward-looking statements. All written and oral forward-looking statements, attributable to us, or persons acting on our behalf, are qualified in their entirety by these cautionary statements. Moreover, unless we are required by law to update these statements, we will not necessarily update any of these statements after the date hereof either to conform them to actual results or to changes in our expectations.

This presentation may contain certain non-GAAP financial measures. Reconciliations between the non-GAAP financial measures and the
GAAP financial measures are available on the company’s website at www.telkom.co.za/ir

Section 1

Group highlights

Group interim financial highlights

7% growth in group
operating revenue

40% group EBITDA margin

19% growth in group
operating profit

60% growth in HEPS to
537 cents

27% reduction in net debt

Operating free cash flow

Maintained
high level of
operating free
cash flow in
first six
months

In ZAR millions

2. Driving operational excellence

Clear strategic goals

1. Customer centric approach

Section 2

Operational highlights

Operation “Jika”

Increased credit limits

Property deals

Tele-selling

Discounted connection
campaigns

Free relocation

In thousands

Net growth in fixed-access lines

Keeping prices competitive

2.2% overall increase
in 2004

0.2% overall increase
filed for 2005, below
government’s target
range for inflation

Still a need to
rebalance in response
to competition

% change for Jan 2005

Proposed tariff adjustments for 2005

Accelerating broadband adoption

57% growth in internet
customers

14% growth in ISDN

36,716 ADSL customers

24 month ADSL contract
with free modem

HomeDSL 384, cheaper
product

Internet customers

In thousands

Preferred partner for business market

13% growth in
fixed-line data
revenues

36% growth in
managed data
network sites

VPN Supreme
launched as
IP/MPLS
solution

Managed data
network sites

Improved, efficient service delivery

Simplification of customer
contact centres

96% of customers paying on
time compared to 91% in 2001

Bad debts below 1% of
revenue

23% of customer service
branches rebranded -
TelkomDirect

Strong mobile SA customers growth

SA mobile customers

In thousands

2.7 million gross
connections in the 6 months

33% growth to 11.3 million
customers

56% estimated market share

Lowest contract churn ever
at 8.6%

ARPU decline 8% to R165

Section 3

Financial overview

Segment contribution overview

Operating revenue

Operating profit

Net profit

Net debt

6 months ended September 30, 2004, after segment eliminations

Solid group revenue growth

Data growth driven by
volumes not tariffs

In ZAR millions (Sep-04 movement on Sep-03)

Fixed-line revenue growth

7.4%

20.8%

2.5%

In ZAR millions

Group operating revenue

Cutting out the costs in fixed-line

3.5%

In ZAR millions (Sep-04 movement on Sep-03)

Fixed-line operating expenses

3.9%

25.1%

In ZAR millions

Group operating expenses

Continued margin expansion

Group EBITDA

Fixed-line

8% growth in EBITDA to
R6,574 million

2% expansion in EBITDA
margin to 41.8%

Mobile

13% growth in EBITDA to
R2,096 million

2% decline in mobile EBITDA
margin to 31.0% due to growth
in gross connections

Fixed-line capital expenditure

September 30, 2004

Investing capital for growth

Group capital expenditure

In ZAR millions

27% decrease in group net debt

Group net debt

In ZAR millions

Group interest expense

In ZAR millions

Maintained high level of free cash flow

Maintained high level of
operating free cash flow
of R3,9 billion

Despite higher cash taxes
and capex

R2.3 billion debt repaid

R1.7 billion on share
repurchase

R3.1 billion cash on
hand

In ZAR millions

Group operating free cash flow

Section 4

Outlook

The regulatory environment

Regulatory financial statements submitted to
ICASA in September 2004 on historical cost
basis

SNO licence granted

ICASA commenced Telkom tariff review

Clarity on September 2004 policy
announcements expected

Finalisation of ICT BEE charter – 2004/2005

Strategic focus in liberalised market

2

Operational

excellence

1

Customer

centric

Accelerate broadband

and managed data

networks

Competitive pricing

Product bundles

Customer service

IP network evolution

Field force efficiencies

Creating a sustainable market place

A 9% increase in
employee training
expenditure to R198
million in first 6 months

A 21% increase in
BEE procurement
spend of R2.3 billion,
or 60% of total spend

Over R230 million
equity value created
for current Khulisa
shareholders

Outlook for March 2005

Guidance unchanged

EBITDA margin

At least 1% improvement
on adjusted base of 38%

Capex to revenue

Between 12% -15%

Net debt to equity

Between 50% - 70%

Investor Relations

telkomir@telkom.co.za
Tel:  +27 12 311 5720
Fax: +27 12 311 5721